Mail Stop 4561

January 2, 2008

Mr. Paul Elenio
Chief Financial Officer
Arbor Realty Trust, Inc.
333 Earle Ovington Boulevard, Suite 900
Uniondale, NY 11553

      Re: **Arbor Realty Trust, Inc.**
              Form 10-K for the fiscal year ended December 31, 2006
              File No. 1-32136

Dear Mr. Elenio:

We have reviewed your first response letter filed on November 30, 2007 and have the following additional comments.   Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2006

Financial Statements

Consolidated Income Statements, page 53

1.   We note your response to prior comment 1. In addition to your proposed reclassification of employee stock-based compensation, please reclassify the remaining portion to other functional expense line items on your consolidated income statement. It does not appear appropriate to present certain expenses separately based upon method of payment. Additionally, please confirm to us that you have not paid stock-based compensation to employees whose costs are generally included within the caption "selling and administrative" within your consolidated income statements.

Note 7 – Minority Interests, page 79

2.   We note your response to prior comment 2. Please revise your proposed disclosure to quantify the amount that would be paid upon redemption. It appears that the amount could be based upon the closing prices of your common stock for the ten consecutive trading days preceding each balance sheet date.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Kevin Woody
                                        Branch Chief